ISSUER FREE WRITING PROSPECTUS Filed Pursuant to Rule 433 Registration Statement No. 333-132747 Dated January 9, 2009

100% Principal Protection Notes
with Interest Linked to the
Year-Over-Year Change in the Consumer Price Index
Market Strategies to Complement Traditional Fixed Income Investments
UBS AG $• Notes with Interest Linked to the Year-Over-Year Change in the Consumer Price Index due on or about January 31, 2012

Investment Description
100% Principal Protection Notes with Interest Linked to the Year-Over-Year Change in the Consumer Price Index (the “Notes”) are senior unsecured obligations of UBS AG (“UBS”).  The Notes provide you with 100% principal protection if held to maturity and offer the potential for returns linked to the CPI Year-Over-Year Change (as defined below).  The Applicable Interest Rate for each Monthly Interest Period will be equal to (i) the CPI Year-Over-Year Change for the relevant CPI Determination Date plus (ii) the Spread (as defined below, which is expected to be between 2.75% and 3.25% per annum and will be determined on the Trade Date); provided that it exceeds 0%.  The Notes provide 100% principal protection only if held to maturity.  Any payment on the Notes, including interest and the repayment of principal at maturity, is subject to the creditworthiness of UBS.

You will not earn interest during any Monthly Interest Period if, on the CPI Determination Date corresponding to such Monthly Interest Period, the sum of the CPI Year-Over-Year Change plus the Spread is zero or negative.  Because the actual interest amount payable on your Notes on any Interest Payment Date may be a relatively low amount or even zero in periods of mild inflation or periods of deflation, the return on your Notes over their term may be significantly less than the return on a comparable fixed rate debt instrument.

Features	Key Dates[1]
❒  Exposure to the CPI Year-Over-Year Change: The Notes provide you with the potential for  returns linked to the CPI Year-Over-Year Change.
❒  100% principal protection only applies if the Notes are held to maturity, and is subject to the creditworthiness of UBS.
Trade Date	January 27, 2009
Settlement Date	January 30, 2009
Interest Payment Dates	Monthly on the last business day of each month, commencing on February 27, 2009, during the term of the Notes
Maturity Date	January 31, 2012
CUSIP	90261KPG9
ISIN:	US90261KPG93

[1]  The Notes are expected to price on or about January 27, 2009 and to settle on or about January 30, 2009. In the event that we make any changes to the expected trade date and settlement date, the interest payment dates and maturity date will be changed to ensure that the stated term of the Notes remains the same.

Note Offering
See “Additional Information about UBS and the Notes” on page 2. The Notes we are offering will have the terms set forth in the accompanying prospectus and this free writing prospectus. See “Risk Factors” beginning on page 13 of this free writing prospectus for risks related to an investment in the Notes.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these Notes or passed upon the adequacy or accuracy of this free writing prospectus or the accompanying prospectus. Any representation to the contrary is a criminal offense. The Notes are not deposit liabilities of UBS AG and are not FDIC insured.

	Price to Public	Underwriting Discount	Proceeds to UBS AG
Per Note	100%	1.25%	98.75%
Total

UBS Financial Services Inc.	UBS Investment Bank

Additional Information about UBS and the Notes

UBS has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this free writing prospectus relates. Before you invest, you should read these documents and any other documents relating to this offering that UBS has filed with the SEC for more complete information about UBS and this offering. You may obtain these documents for free from the SEC website at www.sec.gov.  Our Central Index Key, or CIK, on the SEC web site is 0001114446. Alternatively, UBS will arrange to send you these documents if you so request by calling toll-free 800-657-9836.

You may access these documents on the SEC website at www.sec.gov as follows:

•	Prospectus dated March 27, 2006:
http://www.sec.gov/Archives/edgar/data/1114446/000095012306003728/y17280ae424b2.htm

References to “UBS,” “we,” “our” and “us” refer only to UBS AG and not to its consolidated subsidiaries. References to the “accompanying prospectus” are to the UBS prospectus, dated March 27, 2006.

Investor Suitability
The Notes may be suitable for you if:

♦     You seek an investment with a return linked to the CPI Year-Over-Year Change and understand the complex factors that influence inflation.

♦     You believe that, generally, the CPI Year-Over-Year Change will be greater than the negative value of the Spread during the period in which you will hold the Notes and at least a percentage that will result in an effective yield equal to that of a comparable fixed rate debt instrument.

♦     You seek an investment that offers 100% principal protection, subject to the creditworthiness of UBS, when the Notes are held to maturity.

♦     You are willing and able to hold the Notes to maturity and are aware that there may be little or no secondary market for the Notes.

♦     You are comfortable holding Notes with unpredictable interest payments, which could result in your receiving little or no interest on your Notes for some or all of the three-year term of your Notes.

♦     You are comfortable with the creditworthiness of UBS, as issuer of the Notes.

The Notes may not be suitable for you if:

♦     You do not seek an investment linked to inflation and are not familiar with the complex factors that influence inflation.

♦     You believe that the CPI Year-Over-Year Change will generally be less than or equal to the negative value of the Spread or a percentage that will result in an effective yield that is below that of a comparable fixed-rate debt instrument.

♦     You are uncomfortable holding notes with unpredictable interest payments that may be negatively impacted by complex factors that influence inflation, and which could result in you receiving little or no interest for some or all of the three-year term of the Notes.

♦     You are unable or unwilling to hold the Notes to maturity.

♦     You seek an investment for which there will be an active secondary market.

♦     You are unable or unwilling to assume the credit risk associated with UBS, as issuer of the Notes.

The suitability considerations identified above are not exhaustive.  Whether or not the Notes are a suitable investment for you will depend on your individual circumstances, and you should reach an investment decision only after you and your investment, legal, tax, accounting and other advisors have carefully considered the suitability of an investment in the Notes in light of your particular circumstances.  You should also review carefully the “Risk Factors” beginning on page 13 of this free writing prospectus for risks related to an investment in the Notes.

What are the tax consequences of the Notes?
The law applicable to the U.S. federal income taxation of instruments such as the Notes is technical and complex.  Accordingly, this discussion represents only a general summary, and you should review carefully the section in this free writing prospectus entitled “Supplemental U.S. Tax Considerations.”  Although the appropriate tax treatment of the Notes is uncertain, the Notes should be treated as debt.  Assuming the Notes are treated as debt, whether the Notes will be treated as “contingent payment debt instruments” or as “variable rate debt instruments” is unclear and will depend among other things upon the facts at the time of issuance of the Notes.  If the Notes were issued on January 8, 2009, it would be reasonable to treat the Notes as “contingent payment debt instruments” for U.S. federal income tax purposes.  Under this treatment, if you are a U.S. Holder, regardless of your method of tax accounting, in each taxable year you would be required to accrue as ordinary income amounts based on the “comparable yield” of the Notes (as described herein under “Supplemental U.S. Tax Considerations”), as determined by us.  In addition, any gain recognized upon a sale, exchange or retirement of a Note generally would be treated as ordinary interest income for U.S. federal income tax purposes.  If instead the Notes were treated as “variable rate debt instruments,” the consequences would be materially different.  We will disclose in the pricing supplement whether in our view it is appropriate to treat the Notes as “contingent payment debt instruments” or as “variable rate debt instruments.”  In either case, there generally will be no withholding tax on amounts paid to a Non-U.S. Holder, provided certain certification requirements are satisfied.  See the section herein entitled “Supplemental U.S. Tax Considerations” for additional discussion of the U.S. federal income tax treatment of the ownership and disposition of the Notes.

Please see the accompanying prospectus for a discussion of certain Swiss tax considerations relating to the Notes.

Indicative Terms

Issuer	UBS AG, Jersey Branch

Calculation Agent	UBS AG, London Branch

Aggregate Principal Amount	$•

Denomination	$1,000 principal amount per Note

Minimum Investment	$1,000 (1 Note). Purchases must be in integral multiples of $1,000.

Issue Price	100% of the principal amount

Expected Settlement Date	January 30, 2009

Maturity Date	January 31, 2012

Payment at Maturity	The Notes are 100% principal protected only if held to maturity.[1] The total amount due and payable on the Notes on the Maturity Date will equal:

• the principal amount; plus

• unpaid interest accrued at the Applicable Interest Rate for the Monthly Interest Period ending on the Maturity Date.

Interest Payment Amount
The amount of interest to be paid on the Notes for a Monthly Interest Period is equal to the product of (a) the principal amount of the Notes, (b) the Applicable Interest Rate for that Monthly Interest Period and (c) 30/360.

Applicable Interest Rate
For any Monthly Interest Period, if on the relevant CPI Determination Date the sum of (i) the CPI Year-Over-Year Change plus (ii) the Spread is greater than zero, the Applicable Interest Rate will equal:

CPI Year-Over-Year Change (which may be negative) + Spread

For any Monthly Interest Period, if on the relevant CPI Determination Date the sum of (i) the CPI Year-Over-Year Change plus (ii) the Spread is zero or negative, the Applicable Interest Rate will equal zero.

You will not earn interest during any Monthly Interest Period if, on the CPI Determination Date corresponding to such Monthly Interest Period, the sum of the applicable CPI Year-Over-Year Change plus the Spread is zero or negative.  Because the actual interest payable on your Notes on any Interest Payment Date may be zero or a relatively low amount in periods of low inflation or in periods of deflation, the return on your Notes over their term may be significantly less than the return on a comparable fixed-rate debt instrument.

1 Principal protection is provided by UBS and, therefore, is dependent on the ability of UBS to satisfy its obligations as they come due.

Spread	Expected to be between 2.75% per annum and 3.25% per annum (the actual Spread will be set on the Trade Date)

Monthly Interest Period
Monthly from (and including) the first day of each month (or the Settlement Date, in the case of the first Monthly Interest Period) to (but excluding) the last day of such month (or the last day of February 2009, in the case of the first Monthly Interest Period, or the Maturity Date, in the case of the final Monthly Interest Period).

Interest Payment Dates
The last day of each month, commencing on February 27, 2009, and ending on the Maturity Date; provided that if such day is not a business day, the interest for such period shall be paid on the immediately preceding business day.

CPI Determination Date	For each Monthly Interest Period, the last day of the immediately preceding Monthly Interest Period (or January 30, 2009, in the case of the first Monthly Interest Period).

Daycount Basis	30/360

CPI (or Consumer Price Index)
The Non-Seasonally Adjusted U.S. City Average All Items Consumer Price Index for All Urban Consumers published by the Index Sponsor on its internet website www.bls.gov/cpi/home.htm, and currently available, for references purposes only on Bloomberg Screen CPURNSA (or such other page as may replace that page on that service, or such other service as may be nominated as the information vendor, for the purposes of displaying the level of such CPI).  In the event the CPI is not calculated, announced, published or is succeeded by a successor index, the Calculation Agent shall determine the Applicable Interest Rate, as described below under “Consumer Price Index”.  For additional information relating to the CPI generally, see “Consumer Price Index” below.

Index Sponsor	Bureau of Labor Statistics of the U.S. Department of Labor, or any successor index sponsor acceptable to the Calculation Agent

CPI Year-Over-Year Change
For any Monthly Interest Period, the three-month lagged year-over-year change in the CPI, as observed on the CPI Determination Date and as further described below under the heading “How Is the CPI Year-Over-Year Change Determined”.  For example, the CPI Year-Over-Year Change for the Monthly Interest Period beginning on January 30, 2009 is 3.7%, which is the year-over-year change in the level of the CPI for October 2008 as compared to the level of the CPI for October 2007, and which was published in November 2008.

CUSIP:	90261KPG9

ISIN:	US90261KPG93

  For additional terms related to this offering, please see “General Terms of the Notes” beginning on page 16.

Consumer Price Index

For purposes of the Notes, the CPI is the Non-Seasonally Adjusted U.S. City Average All Items Consumer Price Index for All Urban Consumers, published monthly by the Index Sponsor. The CPI for a particular month is published during the following month. The CPI is a measure of the average change in consumer prices over time for a fixed market basket of goods and services, including food, clothing, shelter, fuels, transportation, charges for doctors and dentists services, and drugs. In calculating the CPI, price changes for the various items are averaged together with weights that represent their importance in the spending of urban households in the United States. The contents of the market basket of goods and services and the weights assigned to the various items are updated periodically by the Index Sponsor to take into account changes in consumer expenditure patterns. The CPI is expressed in relative terms in relation to a time base reference period for which the level is set at 100.0. The base reference period for the CPI is the 1982-1984 average.

The Calculation Agent shall calculate the CPI Year-Over-Year Change using the following equation:

CPI Initial means, for each CPI Determination Date, the CPI level observed for the month that is 15 months prior to the start of the calendar month containing such CPI Determination Date (and which is reported the following month).

CPI Final means, for each CPI Determination Date, the CPI level observed for the month that is 3 months prior to the start of the calendar month containing such CPI Determination Date (and which is reported the following month).

Notwithstanding the fact that the published CPI to be used in any calculation of CPI Initial or CPI Final is subsequently revised by the Index Sponsor, the Calculation Agent shall determine the Applicable Interest Rate payable using the CPI published prior to any such revision; provided, however, that if such revision is made in order to correct a manifest error (as determined by the Calculation Agent in its sole and absolute discretion), the Calculation Agent shall use the CPI as so corrected.

In the event that the CPI is discontinued, changed or rebased, the Calculation Agent will take action to designate an alternative index as necessary.  See “General Terms of the Notes — Discontinuation of or Adjustments to the CPI; Alteration of Method of Calculation” on page 16.

How is the CPI Year-Over-Year Change Determined?

The below table sets forth for each Interest Payment Date the date on which the CPI Year-Over-Year Change is determined (the CPI Determination Date), the month corresponding to the Interest Payment Date and the CPI Determination Date for purposes of determining the CPI Year-Over-Year Change, and the month in which that CPI Year-Over-Year Change is published.
Interest Payment Date	CPI Determination Date	Month for Purposes of Determining the CPI Year-Over-Year Change	Month in which the CPI used for Determining CPI Year-Over-Year Change is Published
February 27, 2009	January 31, 2009	October 2008	November 2008
March 31, 2009	February 28, 2009	November 2008	December 2008
April 30, 2009	March 31, 2009	December 2008	January 2009
May 31, 2009	April 30, 2009	January 2009	February 2009
June 30, 2009	May 31, 2009	February 2009	March 2009
July 31, 2009	June 30, 2009	March 2009	April 2009
August 31, 2009	July 31, 2009	April 2009	May 2009
September 30, 2009	August 31, 2009	May 2009	June 2009
October 31, 2009	September 30, 2009	June 2009	July 2009
November 30, 2009	October 31, 2009	July 2009	August 2009
December 31, 2009	November 30, 2009	August 2009	September 2009
January 31, 2010	December 31, 2009	September 2009	October 2009
February 28, 2010	January 31, 2010	October 2009	November 2009
March 31, 2010	February 28, 2010	November 2009	December 2009
April 30, 2010	March 31, 2010	December 2009	January 2010
May 31, 2010	April 30, 2010	January 2010	February 2010
June 30, 2010	May 31, 2010	February 2010	March 2010
July 31, 2010	June 30, 2010	March 2010	April 2010
August 31, 2010	July 31, 2010	April 2010	May 2010
September 30, 2010	August 31, 2010	May 2010	June 2010
October 31, 2010	September 30, 2010	June 2010	July 2010
November 30, 2010	October 31, 2010	July 2010	August 2010
December 31, 2010	November 30, 2010	August 2010	September 2010
January 31, 2011	December 31, 2010	September 2010	October 2010
February 28, 2011	January 31, 2011	October 2010	November 2010
March 31, 2011	February 28, 2011	November 2010	December 2010
April 30, 2011	March 31, 2011	December 2010	January 2011
May 31, 2011	April 30, 2011	January 2011	February 2011
June 30, 2011	May 31, 2011	February 2011	March 2011
July 31, 2011	June 30, 2011	March 2011	April 2011
August 31, 2011	July 31, 2011	April 2011	May 2011
September 30, 2011	August 31, 2011	May 2011	June 2011
October 31, 2011	September 30, 2011	June 2011	July 2011
November 30, 2011	October 31, 2011	July 2011	August 2011
December 31, 2011	November 30, 2011	August 2011	September 2011
January 31, 2012	December 31, 2011	September 2011	October 2011

Summary

This free writing prospectus describes terms that will apply generally to the Notes.  On the trade date, UBS AG will prepare a pricing supplement that will also include the specific pricing terms for this issuance. This free writing prospectus and the pricing supplement prepared on the trade date should be read in connection with the accompanying prospectus.

References to “UBS,” “we,” “our” and “us” refer only to UBS AG and not to its consolidated subsidiaries. In this free writing prospectus, when we refer to the “Notes,” we mean the 100% Principal Protection Notes with Interest linked to the Year-Over-Year Change in the Consumer Price Index.  Also, references to the “accompanying prospectus” mean the accompanying UBS prospectus, dated March 27, 2006. References to the “pricing supplement” means the pricing supplement relating to your Notes prepared by UBS AG on the trade date.

100% Principal Protection Notes with Interest Linked to the Year-Over-Year Change in the Consumer Price Index

The 100% Principal Protection Notes with Interest Linked to the Year-Over-Year Change in the Consumer Price Index (the “Notes”) are medium term notes issued by UBS AG that pay interest monthly in arrears at a rate per annum linked to the CPI Year-Over-Year Change.  The Notes are 100% principal protected if held to maturity, subject to the creditworthiness of UBS.  The Notes are senior unsecured obligations of UBS AG that rank equally with its other unsecured unsubordinated obligations.

Interest on the Notes, if any, will be based on the Applicable Interest Rate, as determined by the Calculation Agent, payable monthly in arrears on the last day of each month of each year, commencing on February 27, 2009 (each such date, an “Interest Payment Date”); provided that if such day is not a business day, interest will be paid on the immediately preceding business day.  Interest, if any, will be computed on the basis of a 360-day year consisting of twelve 30-day months.

The initial Monthly Interest Period will begin on, and include, the Settlement Date and end on, but exclude, the last day of February 2009.  Each subsequent Monthly Interest Period will begin on, and include, the first day of the month following the preceding Monthly Interest Period and end on, but exclude, the last day of such month.  The final Monthly Interest Period will begin on, and include, the first day of the month following the preceding Monthly Interest Period and end on, but exclude, the Maturity Date or any earlier redemption date.

The CPI Determination Date for each Monthly Interest Period will be the last day of the immediately preceding Monthly Interest Period (or January 30, 2009, in the case of the first Monthly Interest Period).

You will not earn interest on your Notes with respect to any Monthly Interest Period if, on the CPI Determination Date corresponding to such Monthly Interest Period, the sum of (i) the applicable CPI Year-Over-Year Change plus (ii) the Spread is zero or negative.  Accordingly, the actual interest payable on your Notes on any Interest Payment Date may be zero and the return on your Notes over their term may be significantly less than the return on a comparable fixed rate debt instrument.

Whether interest is payable on any Interest Payment Date will depend on the sum of the CPI Year-Over-Year Change and the Spread on the CPI Determination Date corresponding to the related Monthly Interest Period.

Step 1: Determine the CPI Year-Over-Year Change on each CPI Determination Date

The CPI Year-Over-Year Change, for any Monthly Interest Period as determined on the corresponding CPI Determination Date, measures the year-over-year change in the Consumer Price Index for the twelve month period ending 3 months prior to such CPI Determination Date.

Step 2: Calculate the Applicable Interest Rate

For any Monthly Interest Period, if the sum of (i) the applicable CPI Year-Over-Year Change plus (ii) the Spread is greater than zero, the Applicable Interest Rate will equal:

CPI Year-Over-Year Change (which may be negative) + Spread

The Spread is expected to be between 2.75% per annum and 3.25% per annum and will be determined on the Trade Date.

For any Monthly Interest Period, if, on the relevant CPI Determination Date, the sum of (i) the CPI Year-Over-Year Change plus (ii) the Spread is zero or negative, the Applicable Interest Rate will equal 0.00%.

Step 3: Calculate the amount of interest to be paid on the Notes for the Monthly Interest Period

The amount of interest to be paid on the Notes for a Monthly Interest Period is equal to the product of (a) the principal amount of the Notes, (b) the Applicable Interest Rate for that Monthly Interest Period and (c) 30/360.

Can you sell the Notes back to us?

Although we are not obligated to do so, our current practice is to quote you a price to purchase your Notes upon request.  However, any purchase price we quote you prior to redemption at maturity will take into consideration then-current market conditions and expectations of future payments on the Notes, among other things, and, as a result, the purchase price at which we would repurchase your Notes prior to maturity may be significantly less than the principal amount of the Notes.  You should therefore be prepared to hold the Notes to maturity.

The Notes Are Part of a Series.

The Notes are part of a series of debt securities entitled “Medium Term Notes, Series A” which we may issue from time to time under our indenture, which is described in the accompanying prospectus. This free writing prospectus summarizes general financial and other terms that apply to the Notes. Terms that apply generally to all Medium Term Notes, Series A are described in “Description of Debt Securities We May Offer” in the accompanying prospectus. The terms described here (i.e., in this free writing prospectus) supplement those described in the accompanying prospectus and, if the terms described here are inconsistent with those described there, the terms described here are controlling.

Hypothetical examples of how the Applicable Interest Rate is calculated

For any Monthly Interest Period, if the sum of (i) the CPI Year-Over-Year Change plus (ii) the Spread is greater than zero, the Applicable Interest Rate will equal the CPI Year-Over-Year Change (which may be negative) plus the Spread (which is expected to be between 2.75% per annum and 3.25% per annum and will be determined on the Trade Date).  In no event, however, will the minimum Applicable Interest Rate be less than 0.00%.  The examples below are based on hypothetical CPI Year-Over-Year Changes, a hypothetical Spread of 3.00% per annum (which is the midpoint between 2.75% and 3.25%) and are provided for purposes of illustration only.  The actual Applicable Interest Rate for any Monthly Interest Period will depend on the actual CPI Year-Over-Year Change, which will be determined on the CPI Determination Date corresponding to such Monthly Interest Period.  The results in the table below are based solely on the hypothetical examples cited; the hypothetical CPI Year-Over-Year Changes values have been chosen arbitrarily for the purpose of these examples, are not associated with any research forecasts for the CPI and should not be taken as indicative of the future performance of the CPI.  Numbers in the table have been rounded for ease of analysis.

The below table illustrates how changes in the CPI Year-Over-Year Change would affect the Applicable Interest Rate and, consequently, the amount of interest payable on an Interest Payment Date.  While the table reflects the amount of interest payable on a single Interest Payment Date, the same calculation will be made in determining the Applicable Interest Rate for each Monthly Interest Period and the interest amount payable on the corresponding Interest Payment Date, based on the actual CPI Year-Over-Year Change determined on the CPI Determination Date.

CPI Year-Over-Year Change	Applicable Interest Rate*	Interest amount payable on an Interest Payment Date**
4.30%	7.30%	$6.08
3.50%	6.50%	$5.42
2.00%	5.00%	$4.17
1.00%	4.00%	$3.33
0.00%	3.00%	$2.50
-1.00%	2.00%	$1.67
-2.50%	0.50%	$0.42
-3.00%	0.00%	$0.00
-5.00%	0.00%	$0.00

  * Applicable Interest Rate = CPI Year-Over-Year Change + 3.00% (the hypothetical Spread)

** The interest amount payable on an Interest Payment Date per $1,000 Note is equal to:
     $1,000 x Applicable Interest Rate, converted to a decimal equivalent, x (30/360)

Fluctuations in the CPI Year-Over-Year Change make the Applicable Interest Rate on the Notes difficult to predict and, as a result, your effective return on the Notes may be lower than anticipated or even be zero for one or more Monthly Interest Periods.

Historical Levels of the CPI

The following table shows, for illustrative purposes, for each month from November 1998 to November 2008, the historical levels of the CPI, as reported by the Index Sponsor, and the CPI Year-Over-Year Change, calculated based on such reported CPI.

Historical levels of the CPI are not an indication of the future levels of the CPI during the term of the Notes. In the past, the CPI has experienced periods of volatility, and such volatility may occur in the future. Fluctuations and trends in the CPI that have occurred in the past are not necessarily indicative, however, of fluctuations that may occur in the future. Holders of the Notes will receive interest payments that will be affected by changes in the CPI and such changes may be significant.  The level and direction of the CPI is a function of the changes in specified consumer prices over time and depends on a number of interrelated factors, including economic, financial and political events, over which neither UBS AG, UBS Securities LLC, UBS Financial Services Inc. nor any of their respective affiliates has any control.

You should consider the risk that the Applicable Interest Rate calculation provisions applicable to the Notes is based upon the CPI.  The CPI itself and the way the Index Sponsor calculates the CPI may change in the future or the CPI may no longer be published. There can be no assurance that the Index Sponsor will not change the method by which it calculates the CPI or that the CPI will continue to be published. In addition, changes in the way the CPI is calculated could reduce the level of the CPI and lower the interest payment with respect to the Notes, and therefore the secondary market for, and the market value of the Notes, may be significantly reduced.

Month	CPI	CPI Y-o-Y%	Month	CPI	CPI Y-o-Y%	Month	CPI	CPI Y-o-Y%
Nov 2008	212.425	1.1	May 2005	194.4	2.8	Nov 2001	177.4	1.9
Oct 2008	216.573	3.7	Apr 2005	194.6	3.5	Oct 2001	177.7	2.1
Sep 2008	218.783	4.9	Mar 2005	193.3	3.1	Sep 2001	178.3	2.6
Aug 2008	219.086	5.4	Feb 2005	191.8	3.0	Aug 2001	177.5	2.7
Jul 2008	219.964	5.6	Jan 2005	190.7	3.0	Jul 2001	177.5	2.7
Jun 2008	218.815	5.0	Dec 2004	190.3	3.3	Jun 2001	178	3.2
May 2008	216.632	4.2	Nov 2004	191	3.5	May 2001	177.7	3.6
Apr 2008	214.823	3.9	Oct 2004	190.9	3.2	Apr 2001	176.9	3.3
Mar 2008	213.528	4.0	Sep 2004	189.9	2.5	Mar 2001	176.2	2.9
Feb 2008	211.693	4.0	Aug 2004	189.5	2.7	Feb 2001	175.8	3.5
Jan 2008	211.08	4.3	Jul 2004	189.4	2.9	Jan 2001	175.1	3.7
Dec 2007	210.036	4.1	Jun 2004	189.7	3.3	Dec 2000	174	3.4
Nov 2007	210.177	4.3	May 2004	189.1	3.1	Nov 2000	174.1	3.4
Oct 2007	208.936	3.5	Apr 2004	188	2.3	Oct 2000	174	3.4
Sep 2007	208.49	2.8	Mar 2004	187.4	1.7	Sep 2000	173.7	3.5
Aug 2007	207.917	2.0	Feb 2004	186.2	1.7	Aug 2000	172.8	3.4
Jul 2007	208.299	2.4	Jan 2004	185.2	2.0	Jul 2000	172.8	3.7
Jun 2007	208.352	2.7	Dec 2003	184.3	1.9	Jun 2000	172.4	3.7
May 2007	207.949	2.7	Nov 2003	184.5	1.8	May 2000	171.5	3.2
Apr 2007	206.686	2.6	Oct 2003	185	2.0	Apr 2000	171.3	3.1
Mar 2007	205.352	2.8	Sep 2003	185.2	2.3	Mar 2000	171.2	3.8
Feb 2007	203.499	2.4	Aug 2003	184.6	2.2	Feb 2000	169.8	3.2
Jan 2007	202.416	2.1	Jul 2003	183.9	2.1	Jan 2000	168.8	2.7
Dec 2006	201.8	2.5	Jun 2003	183.7	2.1	Dec 1999	168.3	2.7
Nov 2006	201.5	2.0	May 2003	183.5	2.1	Nov 1999	168.3	2.6
Oct 2006	201.8	1.3	Apr 2003	183.8	2.2	Oct 1999	168.2	2.6
Sep 2006	202.9	2.1	Mar 2003	184.2	3.0	Sep 1999	167.9	2.6
Aug 2006	203.9	3.8	Feb 2003	183.1	3.0	Aug 1999	167.1	2.3
Jul 2006	203.5	4.1	Jan 2003	181.7	2.6	Jul 1999	166.7	2.1

Month	CPI	CPI Y-o-Y%	Month	CPI	CPI Y-o-Y%	Month	CPI	CPI Y-o-Y%
Jun 2006	202.9	4.3	Dec 2002	180.9	2.4	Jun 1999	166.2	2.0
May 2006	202.5	4.2	Nov 2002	181.3	2.2	May 1999	166.2	2.1
Apr 2006	201.5	3.5	Oct 2002	181.3	2.0	Apr 1999	166.2	2.3
Mar 2006	199.8	3.4	Sep 2002	181	1.5	Mar 1999	165	1.7
Feb 2006	198.7	3.6	Aug 2002	180.7	1.8	Feb 1999	164.5	1.6
Jan 2006	198.3	4.0	Jul 2002	180.1	1.5	Jan 1999	164.3	1.7
Dec 2005	196.8	3.4	Jun 2002	179.9	1.1	Dec 1998	163.9	1.6
Nov 2005	197.6	3.5	May 2002	179.8	1.2	Nov 1998	164	1.5
Oct 2005	199.2	4.3	Apr 2002	179.8	1.6
Sep 2005	198.8	4.7	Mar 2002	178.8	1.5
Aug 2005	196.4	3.6	Feb 2002	177.8	1.1
Jul 2005	195.4	3.2	Jan 2002	177.1	1.1
Jun 2005	194.5	2.5	Dec 2001	176.7	1.6

The following chart shows, for illustrative purposes, the CPI Year-Over-Year Change from November 1998 through November 2008.  Fluctuations in the level of the CPI make the Notes’ effective Interest Rate difficult to predict and can result in effective Interest Rates to investors that are lower than anticipated. In addition, historical CPI Year-Over-Year Changes are not necessarily indicative of future CPI Year-Over-Year Changes, and fluctuations in inflation rates and inflation rate trends that have occurred in the past are not necessarily indicative of fluctuations that may occur in the future.

Risk Factors

Your investment in the Notes will involve risks.  The Notes are not secured debt. Unlike ordinary debt securities, the return on the Notes is linked to the CPI Year-Over-Year Change.  This section describes some of the most significant risks relating to an investment in the Notes.  We urge you to read the following information about these risks, together with the other information in this free writing prospectus and the accompanying prospectus, before investing in the Notes.

The Notes are intended to be held to maturity.  Your principal protection is subject to UBS’s creditworthiness and applies only if you hold your Notes to maturity. Changes in the value of the CPI could result in a substantial loss to you if you sell your Notes in any secondary market that may develop prior to maturity.

You will receive at least the minimum payment of 100% of the principal amount of your Notes only if you hold your Notes to maturity.  If you choose to sell your Notes in the secondary market prior to maturity, the trading value of the Notes will be affected by factors that interrelate in complex ways, including the level and direction of inflation rates, the anticipated level and potential volatility of the CPI, the method of calculating the CPI, the time remaining to the maturity of the Notes, the creditworthiness of UBS AG and the availability of comparable instruments.  In particular, to the extent that the sum of the CPI Year-Over-Year Change and the Spread is zero or negative or results in a percentage that would result in an effective rate lower than that of a comparable fixed-rate instrument, or the market perceives that the risk of this occurring increases, the trading price of the Notes may be adversely affected.  You should be willing to hold your Notes to maturity.  If you sell your Notes in the secondary market prior to maturity, you will not receive principal protection on the portion of your Notes sold, and you may receive a dollar price less than 100% of the applicable principal amount of Notes sold.

Your interest payments on the Notes are uncertain and could be zero or relatively low amounts in periods of mild inflation.

The interest payable on the Notes is uncertain, and movements in the CPI will affect whether and the extent to which you will receive interest on the Notes in any Monthly Interest Period.  For any Monthly Interest Period, if the sum of the CPI Year-Over-Year Change and the Spread is greater than zero, the Applicable Interest Rate will equal the Spread (which is expected to be between 2.75% per annum and 3.25% per annum and will be determined on the Trade Date) plus the CPI Year-Over-Year Change.  However, there is a risk that, on any CPI Determination Date, the sum of (i) the CPI Year-Over-Year Change, plus (ii) the Spread may be zero or negative, in which event no interest will accrue for the corresponding Monthly Interest Period, or that the sum results in a percentage that will result in an effective yield that is below that of a comparable fixed-rate instrument.  There are multiple factors that have and will continue to impact the CPI Year-Over-Year Change.  If the sum of the CPI Year-Over-Year Change and the Spread is zero or negative on any CPI Determination Date, no interest will accrue for or be payable with respect to the corresponding Monthly Interest Period and, as a result, your return on the Notes may be zero in any given Monthly Interest Period. Fluctuations in the CPI may make the value of the Notes difficult to predict and more volatile than conventional fixed or floating interest rate debt securities and can result in effective returns to investors that are lower than anticipated.

Information about historical values may not be indicative of future values.

Included above in “Historical Levels of the CPI” is information about the historical levels of the CPI and the CPI Year-Over-Year Change.  These historical levels have been furnished as a matter of information only, and you should not regard the information as indicative of the range of, or trends in, fluctuations in the CPI or the CPI Year-Over-Year Change that may occur in the future.  There are multiple factors that have and will continue to impact the CPI Year-Over-Year Change and fluctuations in the CPI and the CPI Year-Over-Year Change may make the value of the Notes difficult to predict and more volatile than conventional fixed or floating interest rate debt securities and can result in effective returns to investors that are lower than anticipated.  For this reason, the value of the Notes at any given time may not necessarily track the movements in the CPI.

The market value of the Notes may be influenced by unpredictable factors.

The existence, magnitude and longevity of the risks associated with the Notes depend on factors over which we do not have any control and that cannot readily be foreseen, including, but not limited to:

•	the rate of inflation;

•	supply and demand for the Notes, including inventory positions held by UBS Securities LLC, UBS Financial Services Inc. or any other market maker;

•	economic, financial, political, regulatory or judicial events that affect financial markets or the economy generally;

•	interest rates in the market generally;

•	the time remaining to maturity; and

•	the creditworthiness and credit rating of UBS.

In addition, the CPI has experienced periods of volatility and such volatility may occur in the future. Fluctuations and trends in the CPI that have occurred in the past are not necessarily indicative, however, of fluctuations that may occur in the future.  As a holder of the Notes, you will receive interest payments that will be affected by changes in the CPI.  Such changes may be significant and if the sum of the CPI Year-Over-Year Change and the Spread is zero or negative, no interest will accrue for the corresponding Monthly Interest Period. Changes in the CPI are a function of the changes in specified consumer prices over time, which result from the interaction of many factors over which we have no control.

There may not be an active trading market in the Notes, and sales prior to maturity may result in losses.

You should be willing and able to hold your Notes to maturity. There may be little or no secondary market for the Notes. We do not intend to list the Notes on any stock exchange or automated quotation system, and it is not possible to predict whether a secondary market will develop for the Notes. Even if a secondary market for the Notes develops, it may not provide significant liquidity or result in trading of Notes at prices advantageous to you.  Sales in the secondary market may result in significant losses. UBS Securities LLC, UBS Financial Services Inc. and other affiliates of UBS currently intend to act as market makers for the Notes, but they are not required to do so. Even if UBS Securities LLC, UBS Financial Services Inc., any of our other affiliates or any other market maker makes a market in the Notes, they may stop doing so at any time. We expect there will be little or no liquidity in the Notes. The prices we or our affiliates may offer for the Notes will be discounted to reflect costs and, among other things, changes of and volatility in interest rates in the market.

As a result, if you sell your Notes prior to maturity, you may have to do so at a discount from the issue price and you may suffer losses.

The inclusion of commissions and compensation in the original issue price of the Notes is likely to adversely affect secondary market prices.

Assuming no change in market conditions or any other relevant factors, the price, if any, at which UBS Securities LLC, UBS Financial Services Inc. or their affiliates are willing to purchase the Notes in secondary market transactions will likely be lower than the initial public offering price, since the initial public offering price is likely to include, and secondary market prices are likely to exclude, commissions or other compensation paid with respect to the Notes. In addition, any such prices may differ from values determined by pricing models used by UBS AG or its affiliates, as a result of dealer discounts, mark-ups or other transactions.

UBS AG’s or its affiliates’ investments in instruments relating to commodities futures may impair the value of the Notes.

We and our affiliates are active participants in futures contracts, commodities contracts and related swaps as sellers, buyers, dealers, proprietary traders and agents for our customers.  As described under “Use of Proceeds and Hedging” on page 18, we or one or more of our affiliates may hedge our or their interest rate exposure from the Notes by entering into various transactions. We or our affiliates may adjust these hedges at any time.  These activities may impair the value of the Notes.  It is possible that we or our affiliates could receive significant returns from these hedging activities while the value of or amounts payable under the Notes may decline.

Our business activities may create conflicts of interest.

Trading activities related to commodities agreements and other instruments that may affect the CPI may be entered into on behalf of UBS, its affiliates or customers other than for the account of the holders of the Notes or on their behalf.  In addition,  UBS and its affiliates expect to engage in trading activities related to the CPI that are not for the account of holders of the Notes or on their behalf.  These trading activities may present a conflict between the holders’ interests in the Notes and the interests UBS and its affiliates will have in their proprietary accounts in facilitating transactions, including block trades and options and other derivatives transactions, for their customers and in accounts under their management. These trading activities, if they influence the level of the CPI, could be adverse to the interests of the holders of the Notes.

There are potential conflicts of interest between you and the Calculation Agent.

UBS AG, London Branch, will serve as the initial Calculation Agent. UBS AG, London Branch, will, among other things, determine the Applicable Interest Rate throughout the term of the Notes. For a description of the Calculation Agent’s role, see “General Terms of the Notes—Role of Calculation Agent” on page 17. The Calculation Agent will exercise its judgment when performing its functions.

We and our affiliates may have published research, expressed opinions or provided recommendations that are inconsistent with investing in or holding the Notes, and may do so in the future. Any such research, opinions or recommendations could affect the interest rate futures to which the Notes are linked or the market value of the Notes.

UBS and its affiliates publish research from time to time with respect to general movements in the CPI and other matters that may influence the value of the Notes, express opinions or provide recommendations that are inconsistent with purchasing or holding the Notes. UBS and its affiliates may have published research or other opinions that call into question the investment view implicit in the Notes. Any research, opinions or recommendations expressed by UBS or its affiliates may not be consistent with each other and may be modified from time to time without notice.  You should make your own independent investigation regarding the merits of investing in the Notes and the CPI to which the Notes are linked.

No current research recommendation.

Neither UBS nor any of its subsidiaries or affiliates currently publishes research on, or assigns a research recommendation to, the Notes.

Credit of UBS

The Notes are senior unsecured debt obligations of the issuer, UBS AG, and are not, either directly or indirectly, an obligation of any third party.  Any payment to be made on the Notes, including interest and any principal protection provided at maturity, depends on the ability of UBS to satisfy its obligations as they come due.  As a result, the actual and perceived creditworthiness of UBS may affect the market value of the Notes and, in the event UBS were to default on its obligations, you may not receive the principal protection or any other amounts owed to you under the terms of the Notes.

The Notes are not insured by the FDIC or any other governmental agency.

The Notes are not deposit liabilities of UBS, and neither the Notes nor your investment in the Notes are insured by the United States Federal Deposit Insurance Corporation (“FDIC”) or any other governmental agency of the United States, Switzerland or any other jurisdiction.

In the event that we are required to pay additional amounts in respect of tax withholding, the amount we will pay you to redeem your Notes is uncertain.

If we redeem your Notes because we are required to pay additional amounts in respect of tax withholding, we will pay you the fair market value of your Notes as of the fifth business day before the redemption date, less any cost of funding incurred by us, all as determined by the Calculation Agent.  Such fair market value would take into consideration the net present value of expected future payments of the principal and interest on the Notes.  If the value of expected future interest payments on the Notes is low, the net present value might primarily depend on the present value of the repayment of the principal amount at maturity, which could result in a net present value of the Notes below par.

General Terms of the Notes

The following is a summary of the general terms of the Notes. The information in this section is qualified in its entirety by the information set forth in the accompanying prospectus. In this section, references to “holders” mean you, as owner of the Notes registered in your name, on the books that we or the trustee maintain for this purpose, and not those holders who own beneficial interests in the Notes registered in street name or in the Notes issued in book-entry form through the Depository Trust Company or another depositary. As an owner of beneficial interests in the Notes, you should read the section entitled “Legal Ownership and Book-Entry Issuance” in the accompanying prospectus.

In addition to the terms described elsewhere in this free writing prospectus, the following general terms will apply to the Notes:

Denominations

Your minimum investment is one Note at the principal amount. The principal amount of each Note will be $1,000.

Maturity Date

The Maturity Date for the Notes is expected to be January 31, 2012, unless that day is not a business day, in which case the Maturity Date will be the immediately preceding business day.

Interest Payment Dates

Interest Payment Dates shall be the last day of each month, commencing on February 27, 2009, and ending with the Maturity Date, or if any such day is not a business day, on the immediately preceding business day.

Regular Record Dates for Interest Payments

The regular record date relating to an interest payment on the Notes shall be the business day prior to the Interest Payment Date. For the purpose of determining the holder at the close of business on a regular record date, the close of business will mean 5:00 P.M., New York City time, on that day.

Discontinuance of or Adjustments to the CPI; Alteration of Method of Calculation

If the Index Sponsor discontinues publication of the CPI and it or any other person or entity publishes a substitute index that the Calculation Agent determines is comparable to the CPI and approves as a successor index, then the Calculation Agent will determine the CPI Year-Over-Year Change and any amount payable on the Notes by reference to such successor index.

If the Calculation Agent determines that the publication of the CPI is discontinued or altered in a manner materially adverse to the interests of holders of the Notes, or there is no successor index on any date when the CPI Year-Over-Year Change is required to be determined, then the Calculation Agent, following consultation with UBS, shall calculate the Applicable Interest Rate on the basis of an appropriate alternative index, as necessary.  Determinations of the Calculation Agent as to the identity of the alternative index or the method of calculating the Applicable Interest Rate based on such alternative index shall be final.

If the base reference period of the CPI is changed, but the Index Sponsor continues to publish statistics based on the base reference period as of the date of this Prospectus Supplement (the “Prior Basis CPI”), the Calculation Agent will continue to use the Prior Basis CPI.  If the Prior Basis CPI is no longer published, the Calculation Agent shall use the CPI based on the new base reference period (the “New Basis CPI”), adjusting the New Basis CPI to make it equivalent to the Prior Basis CPI.

Redemption Price upon Optional Tax Redemption

We have the right to redeem the Notes in the circumstances described under “Description of Debt Securities We May Offer—Optional Tax Redemption” in the accompanying prospectus. If we exercise this right, the redemption price of the Notes will be determined by the Calculation Agent in a manner reasonably calculated to reflect the fair market value of your Notes.

Default Amount on Acceleration

If an event of default (as defined in the accompany prospectus) occurs and the maturity of your Notes is accelerated, we will be obligated to pay the principal amount of your Notes, plus the amount of accrued and unpaid interest, if any.

Manner of Payment and Delivery

Any payment on or delivery of the Notes at maturity will be made to accounts designated by you and approved by us, or at the office of the trustee in New York City, but only when the Notes are surrendered to the trustee at that office. We also may make any payment or delivery in accordance with the applicable procedures of the depositary.

Business Day

When we refer to a “business day” with respect to the Notes, we mean a Monday, Tuesday, Wednesday, Thursday or Friday that is not a day on which banking institutions in New York City or London generally are authorized or obligated by law, regulation or executive order to close. Any payment on your Notes that would otherwise be due on a day that is not a business day may instead be paid on the immediately preceding day that is a business day, with the same effect as if paid on the original due date, except as described under “—Maturity Date” and “—Interest Payment Dates” above.

Role of Calculation Agent

UBS AG, London Branch, will serve as the initial Calculation Agent. We may change the Calculation Agent after the original issue date of the Notes without notice. The Calculation Agent will make all determinations regarding CPI Year-Over-Year Change, the amount of any Interest Payment to which you may be entitled, payments on the Notes due at maturity, business days, the default amount, the Applicable Interest Rate and any other amounts payable in respect of your Notes. Absent manifest error, all determinations of the Calculation Agent will be final and binding on you and us, without any liability on the part of the Calculation Agent. You will not be entitled to any compensation from us for any loss suffered as a result of any of the above determinations by the Calculation Agent.

Booking Branch

The Notes will be booked through UBS AG, Jersey Branch.

Use of Proceeds and Hedging

We will use the net proceeds we receive from the sale of the Notes for the purposes we describe in the accompanying prospectus under “Use of Proceeds.”  We or our affiliates may also use those proceeds in transactions intended to hedge our obligations under the Notes as described below.

In connection with the sale of the Notes, we or our affiliates may enter into hedging transactions involving the execution of commodities futures, swap and option transactions, purchases and sales of securities linked to components of the CPI and listed or over-the-counter options on the CPI or the execution of other derivative transactions with returns linked to or related to changes in the CPI both before and after the Issue Date of the Notes.  From time to time, we or our affiliates may enter into additional hedging transactions or unwind those we have entered into.

We or our affiliates may acquire a long or short position in securities similar to the Notes from time to time and may, in our or their sole discretion, hold or resell those securities.

The hedging activity discussed above may adversely affect the market value of the Notes from time to time and payment on the Notes at maturity.  See “Risk Factors” beginning on page 12 for a discussion of these adverse effects.

Certain ERISA Considerations

UBS, UBS Securities LLC, UBS Financial Services Inc. and other of its affiliates may each be considered a “party in interest” within the meaning of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), or a “disqualified person” (within the meaning of Section 4975 of the Internal Revenue Code of 1986, as amended (the “Code”)) with respect to an employee benefit plan that is subject to ERISA and/or an individual retirement account, Keogh plan or other plan or account that is subject to Section 4975 of the Code (“Plan”). The purchase of the Notes by a Plan with respect to which UBS Securities LLC, UBS Financial Services Inc. or any of UBS’s affiliates acts as a fiduciary, as defined in Section 3(21) of ERISA and/or Section 4975 of the Code (“Fiduciary”), would constitute a prohibited transaction under ERISA or the Code unless acquired pursuant to and in accordance with an applicable exemption. The purchase of the Notes by a Plan with respect to which UBS Securities LLC, UBS Financial Services Inc. or any of UBS’s affiliates does not act as a Fiduciary but for which any of the above entities does provide services could also be prohibited, but one or more exemptions may be applicable. Any person proposing to acquire any Notes on behalf of a Plan should consult with counsel regarding the applicability of the prohibited transaction rules and the applicable exemptions thereto. The U.S. Department of Labor has issued five prohibited transaction class exemptions (“PTCEs”) that may provide exemptive relief for prohibited transactions that may arise from the purchase or holding of the Notes. These exemptions are PTCE 84-14 (for transactions determined by independent qualified professional asset managers), 90-1 (for insurance company pooled separate accounts), 91-38 (for bank collective investment funds), 95-60 (for insurance company general accounts) and 96-23 (for transactions managed by in-house asset managers). Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Code also provide an exemption for the purchase and sale of securities where neither UBS nor any of its affiliates have or exercise any discretionary authority or control or render any investment advice with respect to the assets of the Plan involved in the transaction and the Plan pays no more and receives no less than “adequate consideration” in connection with the transaction (the “service provider exemption”).

Upon purchasing the Notes, any purchaser or holder will be deemed to have represented either that (1) it is not a Plan or a governmental, church or non-U.S. plan that is subject to any federal, state, local or non-U.S. law that is substantially similar to the provisions of Section 406 of ERISA or Section 4975 of the Code (“Similar Laws”) and is not purchasing Notes on behalf of or with the assets of any Plan or plan subject to Similar Laws or (2) the acquisition, holding and, to the extent relevant, disposition of the Notes is eligible for relief under PTCE 84-14, PTCE 90-1, PTCE 91-38, PTCE 95-60, PTCE 96-23, the service provider exemption or another applicable exemption.

Purchasers of the Notes have exclusive responsibility for ensuring that their purchase and holding of the Notes do not violate the fiduciary or prohibited transaction rules of ERISA or the Code or any similar provisions of Similar Laws.  The sale of any Notes to a Plan or plan subject to Similar Laws is in no respect a representation by us or any of our affiliates or representatives that such an investment meets all relevant legal requirements with respect to investments by any such plans generally or any particular plan, or that such investment is appropriate for such plans generally or any particular plan.

The discussion above supplements the discussion under “ERISA Considerations” in the accompanying prospectus.

Supplemental U.S. Tax Considerations[1]

The following is a general discussion of the principal U.S. federal income tax consequences of the acquisition, ownership and disposition of a Note.  This discussion applies to you only if you are an initial holder of a Note that purchases the Note at its “issue price,” which is the first price at which a substantial amount of the Notes is sold (not including sales to bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers), and if you hold the Note as a capital asset within the meaning of Section 1221 of the Code.

This summary is based on the Code, existing and proposed Treasury regulations, revenue rulings, administrative interpretations and judicial decisions, in each case as currently in effect, all of which are subject to change, possibly with retroactive effect.  This summary does not address all aspects of U.S. federal income taxation that may be relevant to you in light of your particular circumstances or if you are a holder of a Note that is subject to special treatment under the U.S. federal income tax laws, such as:

•        a financial institution;

•        a tax-exempt entity;

•        a dealer or trader in securities subject to a mark-to-market method of tax accounting;

•        a regulated investment company;

•        a real estate investment trust;

•        a person who holds a Note as part of a hedging transaction, “straddle,” conversion transaction or other integrated transaction, or who has entered into a “constructive sale” with respect to a Note;

•        a U.S. Holder (as defined below) whose functional currency is not the U.S. dollar; or

•        a partnership or other entity classified as a partnership for U.S. federal income tax purposes.

As the law applicable to the U.S. federal income taxation of instruments such as the Notes is technical and complex, the discussion below necessarily represents only a general summary.  Moreover, the effects of any applicable state, local or foreign tax laws are not discussed.  You should consult your tax adviser concerning the U.S. federal income tax consequences of an investment in the Notes, as well as any consequences under the laws of any state, local or non-U.S. taxing jurisdiction.

Tax Consequences to U.S. Holders

The following discussion applies to U.S. Holders.  You are a “U.S. Holder” if, for U.S. federal income tax purposes, you are a beneficial owner of a Note that is:

•        a citizen or resident of the United States,

•        a corporation created or organized under the laws of the United States or any political subdivision thereof, or

•        an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

Although the appropriate tax treatment of the Notes is uncertain, the Notes should be treated as debt.  Assuming the Notes are treated as debt, whether the Notes will be treated as “contingent payment debt instruments” or as “variable rate debt instruments” is unclear and will depend among other things upon the facts at the time of issuance of the Notes.  If the Notes were issued on January 8, 2009, it would be reasonable to treat the Notes as “contingent payment debt instruments” for U.S. federal income tax purposes.  Unless otherwise stated, the remainder of this discussion assumes this treatment.

Under this treatment, regardless of your accounting method, you will be required to accrue as interest income the original issue discount (“OID”) on the Notes at the “comparable yield.”  The comparable yield is the yield at which we could issue a fixed-rate debt instrument with terms similar to those of the Notes, including the level of subordination, term, timing of payments and general market conditions, but excluding any adjustments for the riskiness of the contingencies or the liquidity of the Notes.  Solely for purposes of determining the amount of interest income that you will be required to accrue, we also have constructed a “projected payment schedule” in respect of the Notes representing a schedule of payments the amount and timing of which would produce a yield to maturity on the Notes equal to the comparable yield.  We will provide the comparable yield and projected payment schedule in the pricing supplement.  Neither the comparable yield nor the projected payment schedule constitutes a representation by us regarding the actual amount, if any, that we will pay on the Notes.

For U.S. federal income tax purposes, you will be required to use the comparable yield and projected payment schedule in determining annual interest accruals in respect of a Note, unless you timely disclose and justify the use of other estimates to the Internal Revenue Service (the “IRS”).

Accordingly, subject to a sale, exchange or retirement of the Notes, you will be required to accrue an amount of OID for U.S. federal income tax purposes, for each accrual period prior to and including the maturity of the Notes, that equals:

•        the product of (i) the adjusted issue price (as defined below) of the Notes as of the beginning of the accrual period and (ii) the comparable yield of the Notes, adjusted for the length of the accrual period;

•        multiplied by the number of days during the accrual period that you held the Notes; and

•        divided by the number of days in the accrual period.

For U.S. federal income tax purposes, the “adjusted issue price” of a Note is its issue price increased by any interest income previously accrued (without regard to any adjustments described below) and decreased by the projected amount of any prior scheduled payments (without regard to the actual amount of any prior payments).

In addition, you will have a “positive adjustment” if the amount of any contingent payment is more than the projected amount of that payment and a “negative adjustment” if the amount of the contingent payment is less than the projected amount of that payment.  The amount included in income as interest, as described above, will be adjusted upward by the amount, if any, by which the total positive adjustments in a taxable year exceed the total negative adjustments in the taxable year (a “net positive adjustment”) and adjusted downward by the amount, if any, by which the total negative adjustments exceed the total positive adjustments in the taxable year (a “net negative adjustment”).  To the extent a net negative adjustment exceeds the amount of interest you otherwise would be required to include for the taxable year, it will give rise to an ordinary loss to the extent of (i) the amount of all of your previous interest inclusions under the Notes minus (ii) the total amount of your net negative adjustments treated as ordinary losses in prior taxable years.  Any net negative adjustments in excess of that amount will be carried forward to offset future interest income in respect of the Notes or to reduce the amount realized on a sale, exchange or retirement of the Notes.  A net negative adjustment is not subject to the limitation imposed on miscellaneous itemized deductions under Section 67 of the Code.

Upon a sale, exchange or retirement of a Note (including at maturity), you generally will recognize taxable gain or loss equal to the difference between the amount realized on the sale, exchange or retirement and your tax basis in the Note.  Your tax basis in a Note will equal the cost thereof, increased by the amount of interest income previously accrued by you in respect of the Note (without regard to any adjustments described above) and decreased by the projected amount of all prior scheduled payments (without regard to the actual amount of those payments) with respect to the Note.  You generally will treat any gain as interest income and any loss first as ordinary loss, to the extent of previous interest inclusions (less the amount of any prior net negative adjustments treated as ordinary losses), and then as capital loss.

Losses recognized as described above are not subject to the limitation imposed on miscellaneous itemized deductions under Section 67 of the Code.  The deductibility of capital losses, however, is subject to limitations.  Additionally, if you recognize a loss above certain thresholds, you may be required to file a disclosure statement with the IRS.  You should consult your tax adviser regarding these limitations and reporting obligations.

Possible Treatment of the Notes as “Variable Rate Debt Instruments.” As discussed above, depending among other things upon the facts at the time of issuance of the Notes, it is possible that the Notes could be treated as “variable rate debt instruments” for U.S. federal income tax purposes.  In that event, interest paid on the Notes would be taxable to you as ordinary interest income at the time it accrues or is received, in accordance with your method of accounting for federal income tax purposes.  Upon the sale, exchange or retirement of a Note, you would recognize capital gain or loss equal to the difference between the amount realized on the sale, exchange or retirement and your tax basis in the Note, which generally would equal the amount you paid to acquire the Note.  For these purposes, the amount realized would not include any amount attributable to accrued and unpaid interest, which would be treated for tax purposes as interest.

Tax Consequences to Non-U.S. Holders

The following discussion applies to Non-U.S. Holders.  You are a “Non-U.S. Holder” if, for U.S. federal income tax purposes, you are a beneficial owner of a Note that is:

•        a nonresident alien individual;

•        a foreign corporation; or

•        a foreign estate or trust.

You are not a “Non-U.S. Holder” for the purposes of this discussion if you are an individual present in the United States for 183 days or more in the taxable year of disposition of a Note, in which case you should consult your tax adviser regarding the U.S. federal income tax consequences with respect to the disposition of a Note.

There will be no U.S. federal income or withholding tax on interest on the Notes or on any gain realized on a sale, exchange or retirement of the Notes, provided generally that (i) you certify on IRS form W-8BEN, under penalties of perjury, that you are not a United States person and provide your name and address or otherwise satisfy applicable requirements; and (ii) such amounts are not effectively connected with your conduct of a U.S. trade or business.

If you are engaged in a U.S. trade or business, and if income or gain from the Notes is effectively connected with your conduct of that trade or business, you generally will be subject to regular U.S. federal income tax with respect to such income or gain in the same manner as if you were a U.S. Holder.  In lieu of IRS Form W-8BEN, you will be required to provide a properly executed IRS Form W-8ECI in order to claim an exemption from withholding.  If this paragraph applies to you, you should consult your tax adviser with respect to other U.S. tax consequences of the ownership and disposition of the Notes, including the possible imposition of a 30% branch profits tax, if you are a corporation.

Backup Withholding and Information Reporting

Interest received or accrued on a Note and proceeds received from a sale, exchange or retirement of a Note will be subject to information reporting unless you are an “exempt recipient” (such as a corporation) and may also be subject to backup withholding at the rates specified in the Code if you fail to provide certain identifying information (such as an accurate taxpayer identification number, if you are a U.S. Holder) or meet certain other conditions.  If you are a Non-U.S. Holder and you comply with the certification procedures described in the preceding section, you will generally establish an exemption from backup withholding.

Amounts withheld under the backup withholding rules are not additional taxes and may be refunded or credited against your U.S. federal income tax liability, provided the required information is furnished to the IRS.

Supplemental Plan of Distribution

UBS will agree to sell to UBS Securities LLC, and UBS Securities LLC will agree to purchase from UBS, the aggregate principal amount of the Notes specified on the front cover of the pricing supplement related to the Notes.  UBS Financial Services Inc., in turn, will agree to purchase from UBS Securities LLC, and UBS Securities LLC will agree to sell to UBS Financial Services Inc., all or a portion of such aggregate principal amount of the Notes. UBS Securities LLC and UBS Financial Services Inc. may resell Notes to other securities dealers at a discount from the original issue price of up to the underwriting discount set forth on the front cover of this free writing prospectus.  In the future, we or our affiliates may repurchase and resell the offered Notes in market-making transactions.

UBS may use this free writing prospectus and the accompanying prospectus in the initial sale of any Notes.  In addition, UBS, UBS Securities LLC or any other affiliate of UBS may use this free writing prospectus and the accompanying prospectus in a market-making transaction for any Notes after their initial sale.  In connection with this offering, UBS, UBS Securities LLC, UBS Financial Services Inc., any other affiliate of UBS or any other securities dealers may distribute this free writing prospectus and the accompanying prospectus electronically. Unless UBS or its agent informs the purchaser otherwise in the confirmation of sale, this free writing prospectus and the accompanying prospectus are being used in a market-making transaction.

You should rely only on the information incorporated by reference or provided in this free writing prospectus or the accompanying prospectus.  We have not authorized anyone to provide you with different information.  We are not making an offer of these securities in any state where the offer is not permitted.  You should not assume that the information in this free writing prospectus is accurate as of any date other than the date on the front of the document.

Capitalization of UBS

The following table sets forth the consolidated capitalization of UBS in accordance with International Financial Reporting Standards and translated into U.S. dollars.

For the period ended	30 September 2008 (unaudited)
	CHF (in millions)	USD (in millions)
Debt
Short Term Debt Issued(1)	159,684	142,060
Long Term Debt Issued(1)	158,661	141,150
Total Debt Issued	318,345	283,210
Minority Interest(2)	8,448	7,516
Shareholders’ Equity	46,412	41,290
Total Capitalization	373,205	332,015
CHF amounts have been translated into USD at the rate of CHF 1 = $0.88963 (the exchange rate in effect as of September 30, 2008)

(1)     Includes Money Market Paper and Medium Term Notes as per Balance Sheet position based on remaining maturities
(2)     Includes Trust Preferred Securities